The Laclede Group, Inc.
720 olive street
st. louis, missouri 63101

        DOUGLAS H. YAEGER
  CHAIRMAN OF THE BOARD
                  PRESIDENT
                       AND
 CHIEF EXECUTIVE OFFICER

July 23, 2009

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D. C. 20549

Re:          Laclede Group, Inc.
Form 10-K fiscal year end September 30, 2008
Filed December 4, 2008
Form 10-Q for Periods Ended December 31, 2008 and March 31, 2009
Proxy Statement on Schedule 14A
Filed December 22, 2008
File No. 001-16681

Dear Mr. Owings:

The following comment and supplementary information are in response to your letter dated June 23, 2009 to me regarding the above-captioned filings of The Laclede Group, Inc.

Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
Benchmarking and Comparator Groups, page 18
Annual Incentive Plan, page 19

1.
We note your response to comments five, six and seven of our letter dated May 7, 2009.  Please tell us whether your responses include the proposed revisions to the sections, or provide the proposed language.

Response:  In future filings, we will include the clarifications under “Benchmarking and Comparator Groups” and “Annual Incentive Plan” or corresponding sections within the Compensation Discussion and Analysis.  Examples of the expanded versions of these sections for fiscal 2008 are provided below (note:  as used in this letter, new text is in italics).

Benchmarking and Comparator Groups

Each year the Committee evaluates a number of factors when determining executive compensation levels to help ensure that the pay opportunities being delivered to our executive officers are competitive with the labor markets in which the Company competes for talent.  The use of market data from surveys and publicly available sources are elements of this decision-making process.

To assist the Committee in its annual market review of executive officer compensation, Frederic Cook & Co., Inc., the Committee’s independent consultant (the “Consultant”), prepares an analysis of the market competitiveness of compensation for each officer.  The Consultant uses a combination of survey and peer company pay information to establish competitive market rates for base salary and annual and long-term incentives for the officer positions to ensure our competitive market is as robust, reliable and objective as possible on an on-going basis.  For 2008 compensation decisions, the Committee used the following sources to develop an understanding of the compensation paid to officers holding similar positions:

  Comparator group data, as disclosed publicly, from AGL Resources Inc., Atmos Energy Corporation, New Jersey Resources Corporation, Nicor Inc., Northwest Natural Gas Company, Piedmont Natural Gas Company, South Jersey Industries, Inc., Southwest Gas Corporation, UGI Corporation and WGL Holdings, Inc., which provides information regarding the pay levels and programs at the companies competing in our industry, with whom we compete for executive talent;
  American Gas Association (AGA) annual compensation survey, which provides an additional broader source of reliable and consistent industry-specific data; and
  General industry data from multiple survey sources, including Mercer and Watson Wyatt, which provides an additional reference market for consideration.
Of the sources listed above, the Committee places more emphasis on our direct comparator group and broader energy industry sources.

 The AGA compensation survey and general industry data are proprietary third party surveys, and the specific identity of respondents for any given position is not provided to the Company.  Because of the large variance in size among participating companies within the general industry surveys, the Consultant conducted analyses, including regression, to adjust the compensation data for differences in revenue size.  These adjustments are necessary to allow for appropriate size comparisons between our Company and the participating companies in the third-party surveys.  These adjusted data were used as the basis for comparison between us and the companies participating in the third party surveys.

 In September 2007, the Consultant presented to the Committee a comprehensive review and assessment of the Company’s total compensation package for executives.  This review included base salary, annual incentive, and long-term incentives.  The Consultant determined that certain compensation increases should be considered in order to bring amounts toward the median of the comparator group and to continue aligning pay with the stated compensation philosophy.  As a result of this assessment, the Committee also made changes to the components of executive compensation, as detailed below, to better align the total compensation package for the executive officers, including the CEO, with the creation of shareholder value and the retention of key executives for executing the long-term strategy of the Company.

The Committee reviews each executive’s total target compensation with the objective of being competitive with market median data.  If adjustments are needed to create greater alignment with the stated compensation philosophy, the Committee evaluates each component of total compensation (base, annual incentive targets, long-term incentives) to determine where such adjustments may be required.  In addition, the Committee considers other subjective factors in its compensation decisions, such as individual performance, experience, future potential, expertise, and a comparison of the specific job to the benchmark position.

Base Salary

The Company’s base salary program is designed to provide competitive salaries to attract and retain key executive talent and to reward leadership effectiveness.  Base salaries for executive officers are generally based on the following factors (none of which is given any particular weight), including:

•	The executive’s job responsibilities and performance in his or her position;
•	The executive’s level of expertise in a given area;
•	The executive’s role in developing and executing corporate strategy;
•	The executive’s potential to lead the Company in the future; and
•	A comparison of salaries for similarly situated positions.

Effective February 1, 2008, based on the factors described above, the Committee approved merit increases in the salaries for the named executive officers other than Mr. Yaeger ranging from 3.2% - 6.2%.  In addition to consideration of merit-based increases, the Committee reviewed the market pay data and determined to make certain market adjustments to base salaries to bring the salaries closer to the median of the comparator group.  As a result of this review, the Committee approved an increase of 9.9 % for Mr. Yaeger’s base salary, effective February 1, 2008, comprised of a market adjustment and a merit increase, based on the Company’s performance in fiscal year 2007 (including the attainment of record earnings for the fifth consecutive year) and the significant growth in the business of Laclede Energy Resources.

Annual Incentive Plan

The Company’s Annual Incentive Plan (“AIP”) is designed to motivate and reward participants for short-term, annual results that are tied to corporate financial, operational and customer objectives, as well as to individual performance objectives.  At the beginning of the fiscal year, performance targets are set based on the corporate business and strategic plan for the upcoming year. The level of attainment of those measures,, which is calculated after completion of the fiscal year, determines the extent to which the AIP is funded. Awards for executives are based on the following formula:

 AIP Target Opportunity    MULTIPLIED BY    Individual Performance.

The AIP Target Opportunity is a dollar value expressed as a percentage of the participant’s base salary, and the actual award may go up or down based on performance against pre-defined goals and objectives.  As discussed under the “Role of the Compensation Committee” and “Benchmarking and Comparator Groups” above, the Committee seeks to establish AIP Target Opportunities at levels that, when combined with base salary and long-term incentives, produce total compensation that is competitive with the market median.  The AIP Target Opportunity percentages were approved by the Committee following an assessment by its

Consultant of the total target compensation packages for the executive officers.  For fiscal 2008, the Committee increased the Target Opportunities in the AIP to be more competitive with the median of the survey information compiled by the Consultant from industry- specific data and comparator group data discussed under “Benchmarking and Comparator Groups” above.

Individual Performance is the weighted percentage of performance achievement of the individual’s objectives.  Individual objectives for each named executive officer are set at the beginning of the fiscal year and are related to each executive’s functional area of responsibility.

For fiscal year 2008, the Board set the following corporate-level performance measures and weightings and determined the actual performance level attained:

Performance Measure	Weighting	Potential Performance Levels/Funding Rate			Actual Performance Level
		Threshold 50%	Target 100%	High Performance 150%
Earnings Per Share	70%	$2.20	$2.32	$2.41	$2.66(1)
J.D. Power Customer Satisfaction Survey – Midwest Local Gas Distribution Companies	15%	Improve 3 places	Rank in top 25%	Rank in top 10%	Below Threshold
Aggregate Attainment by Participants of Individual Performance Objectives	15%	50% of participant objectives completed at target or higher	75% of participant objectives completed at target or higher	95% of participant objectives completed at target or higher	75.1% of objectives completed at target or higher
(1)	Represents earnings from continuing operations in fiscal year 2008.

The table below indicates for the named executive officers their range of payout opportunities for the fiscal year 2008, their target opportunities and the awards paid based on Company and individual performance results:

	Opportunity Range (1)	Target Opportunity		AIP Award		% of Maximum Award Opportunity
Yaeger	0-100%	75%	$416,300	98.0%	$545,000	98.0%
Waltermire	0-60%	40%	69,600	49.4%	85,910	82.3%
Neises	0-75%	50%	162,500	75.0%	243,750	100.0%
Darrell	0-60%	40%	80,000	52.0%	104,000	86.7%
Spotanski	0-60%	40%	69,200	47.4%	82,070	79.1%
(1) % represents a percentage of base salary

Performance status is reviewed periodically during the year, and the Committee reviews and approves the final evaluation shortly after the end of the fiscal year.  Some discretionary adjustments may be applied where appropriate, and there are instances where objectives may be modified during the year, when warranted.  An example is the sale of our SM&P subsidiary in fiscal year 2008, in which Mr. Waltermire played a key role.  In that instance, an objective was added and a discretionary adjustment was applied to his AIP award to acknowledge his role in the success of that objective, which was not contemplated at the beginning of the fiscal year when annual objectives were set.  Also, after evaluating the CEO’s performance measures, which align with the fiscal year 2008 corporate performance measures described above, the Board approved an award which reflected a discretionary increase for Mr. Yaeger recognizing his leadership in several areas, including the sale of SM&P, the success of the 2008 collective bargaining contract negotiations and record earnings for a 6th straight year.  The Board also approved awards for the named executive officers, as detailed in the table above.  In addition to his contributions to the SM&P sale, Mr. Waltermire’s award reflects his success in several financial initiatives.  Mr. Neises’ award reflects his contributions in increasing Laclede Energy Resources’ earnings and maximizing Laclede Gas’ off-system sales revenues for the year.  Mr. Darrell’s award reflects his leadership role in the 2008 collective bargaining contract negotiations and in providing legal guidance on several key initiatives.  Mr. Spotanski’s award reflects his leadership role and success in implementing several system and process improvements.

Long-term incentives, page 21
Equity Incentive Plan, page 21

2.
We note your response to comment eight of our letter dated May 7, 2009.  We disagree with your indication that targets for the 2008-2010 performance period are not relevant to a fair understanding of the equity incentive plan.  These targets provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions.  Please revise to disclose these targets or, if you believe disclosure of these targets is not required because it could result in competitive harm, please provide us with a detailed explanation for this conclusion.

Response:    The Company believes that public disclosure of the specific performance levels associated with the grants of performance contingent restricted stock with a performance period of 2008-2010 (the 2008-2010 grant) would cause substantial competitive harm to the Company and its shareholders.  In addition, we continue to believe that due to the structure of the grants and related future targets, disclosure does not provide information to investors that is material to understanding our compensation policies and decisions.  Both of these points are further explained below.

I.  Competitive Harm

A.  Misuse of Strategic Metrics

The 2008-2010 grant includes forward-looking dividend growth and three-year average earnings metrics (“strategic metrics”) as well as, for the first time, a total shareholder return metric.  Public disclosure of our strategic metrics would likely result in improper use by investors, analysts and the media as a surrogate for earnings guidance, which the Company does not currently provide.  Importantly, strategic metrics and earnings guidance are not interchangeable and differ significantly in the focus, audiences, and roles they serve.

The focus for strategic metrics is on the long-term, while the focus for earnings guidance is on the short-term (i.e., one year or less).  Our strategic metrics have a forward-looking three-year performance period, which has, as one component, an earnings metric that is an average earnings per share for the future period.  On the other hand, earnings guidance typically focuses on annual or even quarterly performance and is frequently provided as a range, rather than one number, for the period.  Also, once our strategic metrics are set for a grant, we do not update metrics for that grant, as is typically done by companies that do provide earnings guidance.  This could result in flawed financial analysis based on stale information.

Strategic metrics are based upon highly confidential plans that are intended for internal audiences only, unlike earnings guidance, which is developed specifically for public disclosure.  In our most recent annual report, we note our strategy of stabilizing and developing our core utility business and positioning our energy marketing company for future growth, as well as our disciplined approach when evaluating new growth opportunities.  However, no specific numbers or targets are publicly provided for any of the elements of the strategy.

Strategic metrics and earnings guidance also perform different roles.  The Company’s strategic metrics are selected to drive employee performance that supports the implementation of the three-year strategic plan at the time of the grant.  Earnings guidance is targeted at the behavior of the investor market, as opposed to employee performance.

If the strategic metrics are required to be disclosed, there is a significant likelihood that the investment and financial community would utilize the figures as earnings guidance.  Such misuse would result in misguided financial analysis.  This could result in unjustified volatility in our stock price, particularly given our market capitalization and average daily trading volume.  Such volatility could have several negative impacts as described more specifically below.

In the investor market, such flawed analysis could drive current and potential investors away from our securities, as they seek to invest their funds in those that are volatile.  This could also impact our costs to access the capital and credit markets, as underwriters and others demand lower stock prices, higher borrowing costs, additional covenants and other restrictions, as well as higher underwriting and other fees.  In the energy, and particularly the utility, industry, we rely on access to the capital and credit markets to finance the costs of our natural gas supply and the costs of the construction and maintenance of our natural gas distribution system.  We must carry such financing requirements until we are able to recover such costs from our customers.  Increased costs of, and more significantly limits or denials of, capital or credit would materially impact the Company’s ability to conduct its business at the current levels, placing the Company at a competitive disadvantage.

The resulting stock price volatility may also negatively impact us relative to current and future employees who are compensated with performance contingent restricted stock as it affects our performance on the total shareholder return metric.  This could lead to a loss of the value of the grant as a retention and compensation tool for the Company’s key executives, and for the small number of employees of our marketing company, who are in demand by competitors in this segment with their highly specific and technical knowledge and expertise relative to the natural gas market and proven successful track record.  The loss in the value of the performance contingent restricted stock could create substantial competitive harm if other companies in our industry or in our market area, with whom we compete for key personnel, choose to take advantage of the negative compensation impact by developing more favorable compensation packages to attract key employees to their firms.

B.  Improper Disclosure of Confidential Strategic Objectives

The required disclosure of our strategic metrics could provide our competitors with insight into the nature and magnitude of growth commitments made by the Company and each of its subsidiaries.  This could substantially impact the Company as it bids against its competitors for new business.  Certain of these competing parties are private entities without any disclosure requirements, thus placing us at a competitive disadvantage.

1.  Harmful Impacts of Disclosure on Marketing Business

Currently, the Company has two primary operating subsidiaries:  an energy marketing company that sells gas in wholesale and retail markets on a largely unregulated basis and a regulated natural gas distribution utility.  Our energy marketing business is in both a very competitive market for natural gas supply and pipeline capacity, as well as for customers to whom to sell the natural gas and capacity.  Like the utility, it is a reportable segment of the Company.  Unlike the utility, however, it is not a separate reporting entity; so many details relative to its business and strategy are not public.  The marketing business has achieved significant growth in recent years and, given the nature of its business, its future growth is not easily forecast by outside observers.  However, public disclosure of our strategic metrics for the three-year 2008-2010 period at the Company level would provide insight into the potential earnings level and by extension into the strategic objectives of the energy marketing company to outside competitors and industry specialists, particularly those who know the marketing business’ delivery points, key pipelines and capacity levels, primary supply and market areas, and largest wholesale counterparties.  Such knowledge could be used by competitors to compete more effectively against the Company.

2.  Harmful Impacts of Disclosure on Utility Business

The natural gas utility is in a mature market, and its operating results are highly reliant on its rate base and regulated returns, which are determined primarily through rates approved in administrative proceedings before the public service commission in the State of Missouri.  If required to disclose the Company’s forward looking strategic metrics,  the parties who participate in rate proceedings before the state commission, particularly those parties adverse to the utility’s position, could use this knowledge to the utility’s detriment or misinterpret the Company-level strategic metrics by improperly attempting to attribute the energy marketing subsidiary’s earnings to the utility.  Such mistaken and unjust extrapolation would place the utility’s ability to increase its revenues at significant risk in the utility’s rate proceedings, which would adversely affect the Company’s shareholders.

Given the competitive harm posed to the Company from disclosing the strategic metrics, we maintain there is a legal basis for the nondisclosure of those metrics.

II.  Degree of Difficulty

Because publishing the strategic metrics would result in competitive harm to the Company, we must explain the degree of difficulty in reaching these targets.  As discussed in further detail below, only the 2006-2008 grant, which was the first grant of performance contingent restricted stock under the Equity Incentive Plan, has vested, and that grant had different performance metrics than the 2008-2010 grant.  An analysis of the 2006-2008 targets compared to actual performance is covered in the last paragraph of page 21 of our proxy statement.  As the metrics have since changed, we have no history of performance relative to these types of awards from which to provide an analysis of past difficulty in meeting various performance levels, but once we have an established history we will provide investors with a historical summary and analysis based thereon.  Until then, in future filings we will include in our discussion information similar to the following:

The Committee believes that targeted levels of performance for the EIP grants are challenging, yet attainable, and thus would not be achieved all of the time.  The Committee also believes, at the time the performance goals were set, that high performance is set at levels that would require exceptional performance that is very difficult to achieve.

III.  Materiality

We believe that we should not be required to disclose the strategic metrics of the 2008-2010 grant not only because of the competitive harm that would result, but also because, based upon the structure of the grants and the evolving nature of the metrics, the specific numbers are not material to a shareholder’s understanding of the grant or the Company’s compensation philosophy.  As the SEC has noted, there is no “bright line” test for materiality; it is determined on a case-by-case basis given the applicable facts and circumstances.

The metrics are set with various business objectives and uncertainties in mind, and the types of metrics and their weightings evolve as the importance of conditions, risks and strategy change.  The Committee has not simply adjusted the numbers for the same type of metrics from year to year, but has made changes to the types of metrics for each grant in order to ensure that executives are properly motivated and rewarded for long-term good performance.  For example, the initial grant of performance contingent restricted stock in 2006 with a performance period of 2006-2008 contained only earnings and dividend metrics, with no high performance level.  However, as the Committee evaluated the Company’s performance relative to its peers on total shareholder return, the Committee determined to add a total shareholder return metric in the 2008-2010 grant.  In addition, the Committee added a high performance level in the 2008-2010 grant.  Given that these metrics evolve and change depending on the Company’s business objectives at the time of grant, and that compensation paid depends on how the metrics interact with one another, we do not believe that our compensation philosophy is sufficiently represented by disclosure of these strategic metrics.

The following illustrates how different levels of performance on the various metrics can result in the same number of shares being earned in future compensation, using the same terms for a hypothetical grant as we use in our response to comment three to show how interpolation works for performance between levels of performance.

For Illustrative Purposes Only
Target Performance	Threshold	Target	High Performance
Average EPS over performance period	$1.00	$1.50	$2.00
Potential Shares that may be earned	700	1,400	2,100
Dividend	$1.00	$1.10	$1.20
Potential Shares that may be earned	300	600	900
TSR reduction of 50% if in bottom quartile relative to comparator group

Actual Performance	Scenario 1	Scenario 2	Scenario 3
Average EPS for performance period	$1.00	$1.36	$2.00
Dividend	$1.17	$1.00	$1.20
TSR Reduction (yes or no)	No	No	Yes

Shares Earned
Average EPS for performance period	700	1,200	2,100
Dividend	800	300	900
TSR reduction	-	-	(1,500)
Total (rounded)	1,500	1,500	1,500

As you can see from the above examples, merely reaching one of the metrics does not ensure a defined level of compensation.  The metrics are related and interact with one another to determine whether and how much compensation will be earned in 2010.  Accordingly, disclosure of the target strategic metrics would not give investors a clear indication of the amount of shares that ultimately would be awarded to executives.

The new total shareholder return metric that the Committee included in the 2008-2010 grant, unlike the other two metrics, acts as a significant modifier and adds a tool for the Committee to exercise discretion.  Even if in 2010 the Committee determines that performance exceeds the highest level of the other two metrics, up to one-half of the potential 2010 compensation may be forfeited if the Company’s total shareholder return performance is in the bottom quartile relative to the comparator group.  It should be noted that for the three year period ending immediately prior to the grant date for the 2008-2010 grant, the Company’s total shareholder return was below all of the companies in the comparator group, so the risk of forfeiture at that time was great and, given the volatility in the Company’s stock, compensation remains at risk.

In summary, material to a shareholder’s understanding of the Company’s compensation philosophy are:

•	the types of metrics selected by the Committee for the award and changes to those metrics over time,
•	the weighting that the Committee determined to assign to each metric, which shows how the metrics interrelate,
    • the range of compensation that may be earned in the future,
•	whether the Committee included a significant modifier that creates a risk of forfeiture even if performance on the other metrics is high, and
    • the amount of future equity compensation subject to forfeiture risk.

While our existing disclosure contains all of this information, in future filings, we will discuss further how the metrics have evolved and the degree of anticipated difficulty discussed above, taking into account historical performance.

3.
We note your response to comment nine of our letter dated May 7, 2009.  Please explain “the method in which [you] compute the amount of performance-contingent restricted stock earned by the EIP participants.”  Please also explain how the Committee certifies the performance.

Response: We will note in future filings the method used to compute the amount of performance-contingent restricted stock earned by EIP participants.  An example of the expanded version is provided below:

Determination of performance between threshold and target performance and between target and high performance is based on straight-line interpolation, certified by the Committee.  The following example illustrates how we compute the number of shares of performance contingent restricted stock earned by a participant.  For purposes of the example, assume the following terms for a grant:

Three year performance period

Maximum shares able to be earned under the award:                                                                                                3,000

Metrics:
For Illustrative Purposes Only	Threshold	Target	High Performance
Average EPS over three year period	$1.00	$1.50	$2.00
Number of shares as to which restrictions lapse	1/3 x 3,000 (1,000) x 70% weighting = 700 shares eligible at threshold	2/3 x 3,000 (2,000) x 70% weighting = 1,400 shares eligible at target	3,000 x 70% weighting = 2,100 shares eligible at high performance
Annualized dividend	$1.00	$1.10	$1.20
Number of shares as to which restrictions lapse	1/3 x 3,000 (1,000) x 30% weighting = 300 shares	2/3 x 3,000 (2,000) x 30% weighting = 600 shares	Maximum or 3,000 x 30% weighting = 900 shares

Total Shareholder Return Modifier:  Committee retains the discretion to reduce the total award of performance contingent restricted stock by up to 50% based on total shareholder return performance relative to the comparator group stated above.

Total Shareholder Return for the Company and for comparator companies shall be calculated as:

Total Share Value at the end of the Performance Period	MINUS	Average Share Price Immediately Prior to the Grant
Average Share Price Immediately Prior to the Grant.

Total Share Value at the end of the Performance Period is calculated as the average share price for the last quarter of the performance period (7/1/10 – 9/30/10) plus the value of reinvested dividends.  Average Share Price Immediately Prior to the Grant is calculated using the average share price for the last quarter immediately prior to the grant (7/1/07 – 9/30/07).

If in top 3 quartiles of comparator group	No forfeiture
If in bottom quartile of comparator group	Up to 50% forfeiture
Total Shareholder Return Modifier:

    Using the above example grant, assume the actual performance results in average EPS over the three-year period of $1.05 and an annualized dividend of  $1.15 at the end of the performance period.

The EPS performance exceeded the threshold level, so the participant earned the 700 shares eligible to be earned for the threshold level performance.  Since the actual EPS reached 10% of the gap between threshold and target, the participant also earned 10% x 70% weighting x the 1,000 share difference between threshold and target, or 70 additional shares.  Thus under the EPS metric, the participant has earned 770 shares.

For the dividend metric, the performance exceeded the target, so the participant earned the  600 shares eligible to be earned at target; and since the actual dividend reached 50% of the gap between target and high performance, the participant also earned 50% x 30% weighting x the 1000 share difference between target and high performance, or  150 additional shares. Thus under the dividend metric the participant earned 750 shares.

The total shares earned, prior to total shareholder return results are considered, is 1,520 shares.  However, if the Company’s total shareholder return fell in the bottom quartile relative to the comparator group, up to 760 shares earned may be forfeited.

With regard to the Compensation Committee’s certification of performance, the Committee, which is comprised solely of independent directors, reviews and discusses the calculations of the metrics to verify compliance with the terms of the award agreement, determines the level of performance achieved and the number of shares earned.  The Committee then approves resolutions that reflect the Committee’s determinations.

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing adequately addresses the comments in your letter dated June 23, 2009, but if any items require clarification, please contact me at 314-342-0510 or, in my absence, Mary Kullman, Chief Governance Officer and Corporate Secretary at 314-342-0503.

Sincerely,
/s/ Douglas H. Yaeger

cc:           Ronald E. Alper
Mara Ransom